Exhibit 99.1

STRATASYS LTD.

CONDENSED CONSOLIDATED FINANCIAL STATEMENTS

FOR THE THREE AND NINE MONTHS ENDED

SEPTEMBER 30, 2017

(UNAUDITED)

INDEX TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
FOR THE THREE AND NINE MONTHS ENDED SEPTEMBER 30, 2017
(UNAUDITED)

STRATASYS LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Consolidated Balance Sheets
(in thousands, except share data)
	September 30, 2017	December 31, 2016
ASSETS
Current assets
Cash and cash equivalents	$302,795	$280,328
Accounts receivable, net	120,504	120,411
Inventories	124,056	117,521
Net investment in sales-type leases	8,499	11,717
Prepaid expenses	7,167	7,571
Other current assets	19,635	15,491
Total current assets	582,656	553,039
Non-current assets
Net investment in sales-type leases - long-term	5,844	12,126
Property, plant and equipment, net	202,995	208,415
Goodwill	386,887	385,629
Other intangible assets, net	152,807	177,458
Other non-current assets	32,137	29,382
Total non-current assets	780,670	813,010
Total assets	$1,363,326	$1,366,049

LIABILITIES AND EQUITY

Current liabilities
Accounts payable	$44,490	$40,933
Current portion of long-term debt	3,714	3,714
Accrued expenses and other current liabilities	28,486	32,207
Accrued compensation and related benefits	34,338	34,186
Obligations in connection with acquisitions	-	3,619
Deferred revenues	51,834	49,952
Total current liabilities	162,862	164,611
Non-current liabilities
Long-term debt	19,500	22,286
Deferred tax liabilities	2,625	5,952
Deferred revenues - long-term	14,181	12,922
Other non-current liabilities	28,682	22,251
Total non-current liabilities	64,988	63,411
Total liabilities	$227,850	$228,022
Contingencies (see note 9)
Redeemable non-controlling interests	1,721	2,029
Equity
Ordinary shares, NIS 0.01 nominal value, authorized 180,000 thousands shares; 53,202 thousands shares and 52,639 thousands shares issued and outstanding at September 30, 2017 and December 31, 2016, respectively	143	142
Additional paid-in capital	2,655,754	2,633,129
Accumulated other comprehensive loss	(8,276)	(13,479)
Accumulated deficit	(1,513,926)	(1,483,925)
Equity attributable to Stratasys Ltd.	1,133,695	1,135,867
Non-controlling interests	60	131
Total equity	1,133,755	1,135,998
Total liabilities and equity	$1,363,326	$1,366,049

The accompanying notes are an integral part of these consolidated financial statements.

STRATASYS LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Consolidated Statements of Operations and Comprehensive Loss
	Three Months Ended September 30,		Nine Months Ended September 30,
in thousands, except per share data	2017	2016	2017	2016
Net sales
Products	$108,401	$110,083	$344,509	$352,475
Services	47,466	47,093	144,510	144,680
	155,867	157,176	489,019	497,155

Cost of sales
Products	49,840	54,332	159,043	172,683
Services	30,788	29,163	94,465	90,090
	80,628	83,495	253,508	262,773

Gross profit	75,239	73,681	235,511	234,382

Operating expenses
Research and development, net	21,767	23,993	69,652	73,474
Selling, general and administrative	60,280	69,069	189,028	218,340
Change in fair value of obligations in connection with acquisitions	65	(24)	1,378	116
	82,112	93,038	260,058	291,930

Operating loss	(6,873)	(19,357)	(24,547)	(57,548)

Financial income (expense), net	(305)	104	380	1,216

Loss before income taxes	(7,178)	(19,253)	(24,167)	(56,332)

Income tax expenses	2,571	1,538	5,205	6,283

Share in loss of associated company	(489)	(182)	(1,006)	(182)

Net loss	$(10,238)	$(20,973)	$(30,378)	$(62,797)

Net loss attributable to non-controlling interests	(81)	(146)	(377)	(339)

Net loss attributable to Stratasys Ltd.	$(10,157)	$(20,827)	$(30,001)	$(62,458)

Net loss per ordinary share attributable to Stratasys Ltd. - basic and diluted	$(0.19)	$(0.40)	$(0.57)	$(1.20)

Weighted average ordinary shares outstanding - basic and diluted	53,012	52,432	52,827	52,232

Comprehensive loss
Net loss	$(10,238)	$(20,973)	$(30,378)	$(62,797)
Other comprehensive income (loss), net of tax:
Foreign currency translation adjustments	1,953	(704)	5,103	(324)
Unrealized gains on derivatives designated as cash flow hedges	(86)	37	100	428
Other comprehensive income (loss), net of tax	1,867	(667)	5,203	104
Comprehensive loss	(8,371)	(21,640)	(25,175)	(62,693)
Less: comprehensive loss attributable to non-controlling interests	(81)	(146)	(377)	(339)
Comprehensive loss attributable to Stratasys Ltd.	$(8,290)	$(21,494)	$(24,798)	$(62,354)

The accompanying notes are an integral part of these condensed consolidated financial statements.

STRATASYS LTD.
CONDENSED CONSOLIDATED FINANCIAL STATEMENTS
(Unaudited)

Consolidated Statements of Cash Flows
	Nine Months Ended September 30,
in thousands	2017	2016
Cash flows from operating activities
Net loss	$(30,378)	$(62,797)
Adjustments to reconcile net loss to net cash provided by operating activities:
Depreciation and amortization	49,791	69,743
Stock-based compensation	14,133	15,886
Foreign currency transaction gain	(8,678)	(4,260)
Deferred income taxes	(3,086)	(6,207)
Change in fair value of obligations in connection with acquisitions	1,378	116
Impairment of other intangibles assets	-	1,779
Other items	2,279	1,706

Change in cash attributable to changes in operating assets and liabilities:
Accounts receivable, net	3,218	15,194
Inventories	(5,984)	(5,447)
Net investment in sales-type leases	9,500	2,693
Other current assets and prepaid expenses	(1,053)	1,355
Other non-current assets	540	792
Accounts payable	3,472	(1,250)
Other current liabilities	(2,678)	(6,989)
Deferred revenues	1,706	937
Other non-current liabilities	6,706	12,768
Net cash provided by operating activities	40,866	36,019

Cash flows from investing activities
Purchase of property and equipment	(15,879)	(31,689)
Investment in unconsolidated entities	(2,548)	(23,064)
Purchase of intangible assets	(1,227)	(1,128)
Proceeds from maturities of short-term bank deposits	-	68,363
Investments in short-term bank deposits	-	(67,079)
Other investing activities	(113)	(212)
Net cash used in investing activities	(19,767)	(54,809)

Cash flows from financing activities
Repayment of current portion of long-term debt	(2,786)	-
Payments of obligations in connection with acquisitions	(1,476)	(1,386)
Proceeds from exercise of stock options	2,632	817
Net cash used in financing activities	(1,630)	(569)

Effect of exchange rate changes on cash and cash equivalents	2,998	1,112

Net change in cash and cash equivalents	22,467	(18,247)
Cash and cash equivalents, beginning of period	280,328	257,592

Cash and cash equivalents, end of period	$302,795	$239,345

Supplemental disclosures of cash flow information:
Transfer of fixed assets to inventory	1,326	1,032
Transfer of inventory to fixed assets	4,248	4,309

The accompanying notes are an integral part of these condensed consolidated financial statements.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 1. Basis of Presentation and Consolidation

Stratasys Ltd. (collectively with its subsidiaries, the “Company”) is a 3D solutions company, offering additive manufacturing (“AM”) solutions for the creation of parts used in the processes of designing and manufacturing products and for the direct manufacture of end parts across a broad range of vertical markets. The Company’s solutions include products ranging from entry-level desktop 3D printers to systems for rapid prototyping (“RP”) and large production systems for direct digital manufacturing (“DDM”). In addition, the Company develops, manufactures and sells materials for use with its systems and provides related service offerings. The Company also provides a variety of custom manufacturing solutions through its direct manufacturing printed parts service as well as 3D printing related professional services offerings.

The condensed consolidated interim financial statements include the accounts of Stratasys Ltd. and its subsidiaries. All intercompany accounts and transactions, including profits from intercompany sales not yet realized outside the Company, have been eliminated in consolidation.

The consolidated interim financial information herein is unaudited; however, such information reflects all adjustments (consisting of normal, recurring adjustments), which are, in the opinion of management, necessary for a fair statement of results for the interim period. The results of operations for the three and nine months ended September 30, 2017 are not necessarily indicative of the results to be expected for the full year. Certain financial information and footnote disclosures normally included in the annual consolidated financial statements prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”) have been condensed or omitted. The reader is referred to the audited consolidated financial statements and notes thereto for the year ended December 31, 2016, filed with the U.S. Securities and Exchange Commission (the “SEC”) as part of the Company’s Annual Report on Form 20-F for such year on March 9, 2017.

Recently issued and adopted accounting pronouncements

In March 2016, the Financial Accounting Standards Board (“FASB”) issued an Accounting Standards Update (“ASU”) which simplifies certain aspects of the accounting for share-based payments, including, among other items, accounting for income taxes and allowing an entity-wide accounting policy election to either estimate the number of awards that are expected to vest or account for forfeitures as they occur, rather than to account for them based on an estimate of expected forfeitures. This ASU became effective for the Company on January 1, 2017. Upon the adoption of this ASU, the Company recorded a cumulative-effect adjustment to its net operating losses of approximately $5 million as of January 1, 2017 offset with an increase to its valuation allowance with respect to previously unrecognized excess tax benefits. Under the new ASU, excess tax benefits or deficiencies related to stock option exercises and restricted stock unit vesting are recognized in the statement of operations. The adoption of this ASU does not have a material impact on the Company’s results of operations as excess tax benefits generated from the vesting of share-based awards will be recognized in the consolidated statements of operations, but offset with consideration of the valuation allowance in the Company’s US operations. In addition, upon the adoption of this ASU, the Company has elected as an accounting policy to record forfeitures as they occur, using a modified retrospective transition method. The total cumulative-effect adjustment to retained earnings as of January 1, 2017 was immaterial. Prior periods have not been restated.

In August 2017, the FASB issued an ASU which expands the activities that may be eligible to qualify for hedge accounting, simplifies the rules for reporting hedging transactions and better portray the economic results of risk management activities in the financial statements. It also amends certain presentation and disclosure requirements and eases certain hedge effectiveness assessment requirements. The new guidance is effective for fiscal year beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of the new guidance on its consolidated financial statements.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In January 2017, the FASB issued an ASU which eliminates the requirement to determine the implied fair value of the reporting unit’s goodwill by measuring the reporting unit’s assets and liabilities at fair value in a hypothetical analysis as if the reporting unit was acquired in a business combination, as part of the second step of goodwill impairment testing. Under the new guidance, goodwill impairment testing will be performed by comparing the fair value of the reporting unit with its carrying amount and recognizing an impairment charge for the amount by which the carrying amount exceeds the reporting unit’s fair value. The new ASU is effective for annual and interim goodwill impairment tests in fiscal years beginning after December 15, 2019, and should be applied on a prospective basis. Early adoption is permitted for annual or interim goodwill impairment testing performed after January 1, 2017. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.

In January 2017, the FASB issued an ASU which revises the definition of a business and provides new guidance in evaluating whether transactions should be accounted for as an acquisition (or disposal) of assets or as a business combination. The definition of a business affects areas of accounting including acquisitions, disposals, goodwill and consolidation. Under this new guidance, if substantially all of the fair value of the gross assets acquired (or disposed of) is concentrated in a single identifiable asset or a group of similar identifiable assets, it may be treated as an asset acquisition (or disposal) rather than a business combination. The new guidance is effective for fiscal year beginning after December 15, 2017, including interim periods within those fiscal years. Early adoption is permitted. The Company is currently evaluating the impact of the adoption of the new guidance on its consolidated financial statements.

In November 2016, the FASB issued an ASU which requires entities to include amounts generally described as restricted cash and restricted cash equivalents in cash and cash equivalents when reconciling beginning-of-period and end-of-period total amounts shown on the statement of cash flows. The ASU is effective for annual reporting periods (including interim periods within those annual reporting periods) beginning after December 15, 2017. Early adoption is permitted and should be adopted retrospectively. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated statements of cash flows.

In October 2016, the FASB issued an ASU which eliminates the exception for an intra-entity transfer of an asset other than inventory. This ASU requires that the income tax consequences of an intra-entity asset transfer other than inventory are recognized at the time of the transfer, rather than when the transferred asset is sold to a third party or otherwise recovered through use. The ASU is effective for annual reporting periods (including interim periods within those annual reporting periods) beginning after December 15, 2017. Early adoption is permitted as of the beginning of an annual reporting period (as of the first interim period if an entity issues interim financial statements). The new guidance requires adoption on a modified retrospective basis through a cumulative-effect adjustment directly to retained earnings as of the beginning of the period of adoption. The Company is currently evaluating the impact of the adoption of this guidance on its consolidated financial statements.

In February 2016, the FASB issued a new ASU which revises lease accounting guidance. Under the new guidance, lessees will be required to recognize a right-of-use asset and a lease liability for all leases, other than leases that meet the definition of a short-term lease. The liability and the right-of-use asset arising from the lease will be measured as the present value of the lease payments. In addition, this guidance requires disclosure of key information about leasing arrangements to increase transparency and comparability among organizations. The new standard is effective for fiscal year beginning after December 15, 2018, including interim periods within those fiscal years. Early adoption is permitted. The new standard must be adopted using a modified retrospective transition approach. The Company is currently evaluating the impact of the adoption of the new lease accounting guidance on its consolidated financial statements.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

In May 2014, the FASB issued a new ASU which provides new comprehensive revenue recognition guidance on revenue from contracts with customers that will supersede the current revenue recognition guidance. The new revenue recognition standard (hereinafter “the Standard”) provides a unified model to determine when and how revenue is recognized. The core principle of the Standard is that an entity should recognize revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The Standard is effective for annual reporting periods beginning after December 15, 2017, including interim periods within that reporting period. Early adoption is permitted for annual reporting periods beginning after December 15, 2016. This Standard may be applied retrospectively to each prior period presented (“full retrospective approach”) or retrospectively with the cumulative effect recognized in retained earnings as of the date of adoption (“modified retrospective approach”). The Company has developed a project plan to analyze the potential impact the Standard will have on its consolidated financial statements and related disclosures as well as its business processes, systems and controls. This includes reviewing revenue contracts across all revenue streams and evaluating potential differences that would result from applying the requirements under the Standard. The Company will adopt the Standard using the modified retrospective approach. Based on the analysis conducted to date, the Company does not expect a material change in its pattern of revenue recognition. The Company will continue to assess, throughout the remainder of 2017, the impact of the Standard’s expanded disclosure requirements and the Standard’s requirement to capitalize costs associated with obtaining customer contracts, including commission payments, which are currently expensed as incurred.

Note 2. Inventories

Inventories, net consisted of the following:

	September 30,	December 31,
	2017	2016
	U.S. $ in thousands
Finished goods	$68,419	$62,728
Work-in-process	2,300	2,389
Raw materials	53,337	52,404
	$124,056	$117,521

Note 3. Goodwill and Other Intangible Assets

Goodwill

Changes in the carrying amount of the Company’s goodwill for the nine-months ended September 30, 2017 were as follows:

U.S. $ in millions
Goodwill as of January 1, 2017	$385.6
Translation differences	1.3
Goodwill as of September 30, 2017	$386.9

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Other Intangible Assets

Other intangible assets consisted of the following:

	September 30, 2017			December 31, 2016
	Carrying Amount,		Net	Carrying Amount,		Net
	Net of	Accumulated	Book	Net of	Accumulated	Book
	Impairment	Amortization	Value	Impairment	Amortization	Value
	U.S. $ in thousands
Developed technology	$304,766	$(214,985)	$89,781	$304,766	$(198,632)	$106,134
Patents	20,180	(13,817)	6,363	19,009	(12,257)	6,752
Trademarks and trade names	27,829	(17,882)	9,947	27,819	(16,849)	10,970
Customer relationships	106,986	(61,104)	45,882	106,571	(54,258)	52,313
Capitalized software development costs	19,540	(18,706)	834	19,540	(18,251)	1,289
	$479,301	$(326,494)	$152,807	$477,705	$(300,247)	$177,458

Amortization expense relating to intangible assets for the three-month periods ended September 30, 2017 and 2016 was approximately $8.8 million and $14.7 million, respectively. Amortization expense relating to intangible assets for the nine-month periods ended September 30, 2017 and 2016 was approximately $26.1 million and $43.9 million, respectively. The decrease in amortization expense was primarily due to change in the estimated useful lives of certain intangibles assets.

As of September 30, 2017, estimated amortization expense relating to intangible assets currently subject to amortization for each of the following periods was as follows:

Estimated
amortization expense
(U.S. $ in thousands)
Remaining 3 months of 2017	$8,680
2018	33,262
2019	32,391
2020	32,009
2021	31,415
Thereafter	15,050
Total	152,807

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 4. Loss Per Share

The following table presents the numerator and denominator of the basic and diluted net loss per share computations for the three and nine months ended September 30, 2017 and 2016:

	Three months ended September 30,		Nine months ended September 30,
	2017	2016	2017	2016
	In thousands, except per share amounts
Numerator:
Net loss attributable to Stratasys Ltd. for basic and diluted loss per share	$(10,157)	$(20,827)	$(30,001)	$(62,458)

Denominator:
Weighted average shares – denominator for basic and diluted net loss per share	53,012	52,432	52,827	52,232

Net loss per share attributable to Stratasys Ltd.
Basic	$(0.19)	$(0.40)	$(0.57)	$(1.20)
Diluted	$(0.19)	$(0.40)	$(0.57)	$(1.20)

The computation of diluted net loss per share excluded share awards of 4.2 million shares and 3.5 million shares for the three months ended September 30, 2017 and 2016, respectively, and 4.2 million shares and 3.6 million shares for the nine months ended September 30, 2017 and 2016, because their inclusion would have had an anti-dilutive effect on the diluted net loss per share.

Note 5. Income Taxes

The Company had a negative effective tax rate of 35.8% for the three-month periods ended September 30, 2017 compared to a negative effective tax rate of 8.0% for the three-month periods ended September 30, 2016, and negative effective tax rate of 21.5% for the nine-month periods ended September 30, 2017 compared to a negative effective tax rate of 11.2% for the nine-month periods ended September 30, 2016. The Company’s effective tax rate was primarily impacted by the geographic mix of its earnings and losses, and was particularly driven by no tax benefit being recorded for the tax losses of its U.S. subsidiaries for the three-month periods and the nine-months periods ended September 30, 2017 and 2016.

Note 6. Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. A hierarchy has been established for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available.

Observable inputs are inputs that are developed using market data, such as publicly available information about actual events or transactions, and that reflect the assumptions that market participants would use when pricing the asset or liability. Unobservable inputs are inputs for which market data are not available and that are developed using the best information available about the assumptions that market participants would use when pricing the asset or liability.

The fair value hierarchy is categorized into three Levels. Level 1 inputs are quoted prices (unadjusted) in active markets for identical assets or liabilities that the reporting entity can access at the measurement date. Level 2 inputs include inputs other than quoted prices included within Level 1 that are observable for the asset or liability, either directly or indirectly.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Level 3 inputs are unobservable inputs for the asset or liability. The fair value hierarchy gives the highest priority to quoted prices (unadjusted) in active markets for identical assets or liabilities (Level 1 inputs) and the lowest priority to unobservable inputs (Level 3 inputs). Categorization within the valuation hierarchy is based upon the lowest level of input that is significant to the fair value measurement.

Financial instruments measured at fair value

The following tables summarize the Company’s financial assets and liabilities that are carried at fair value on a recurring basis, by fair value hierarchy, in its consolidated balance sheets:

	September 30, 2017
	(U.S. $ in thousands)
	Level 2	Level 3	Total
Assets:
Foreign exchange forward contracts not designated as hedging instruments	$177	$-	$177
Foreign exchange forward contracts designated as hedging instruments	75	-	75

Liabilities:
Foreign exchange forward contracts not designated as hedging instruments	(948)	-	(948)
	$(696)	$-	$(696)

	December 31, 2016
	(U.S. $ in thousands)
	Level 2	Level 3	Total
Assets:
Foreign exchange forward contracts not designated as hedging instruments	$1,440	$-	$1,440
Foreign exchange forward contracts designated as hedging instruments	37	-	37

Liabilities:
Foreign exchange forward contracts not designated as hedging instruments	(48)	-	(48)
Foreign exchange forward contracts designated as hedging instruments	(61)	-	(61)
Obligations in connection with acquisitions	-	(2,619)	(2,619)
	$1,368	$(2,619)	$(1,251)

The Company’s foreign exchange forward contracts are classified as Level 2, as they are not actively traded and are valued using pricing models that use observable market inputs, including interest rate curves and both forward and spot prices for currencies (Level 2 inputs).

Other financial instruments consist mainly of cash and cash equivalents, current and non-current receivables, net investment in sales-type leases, bank loan, accounts payable and other current liabilities. The fair value of these financial instruments approximates their carrying values.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Other fair value disclosures

The following table provides a reconciliation of the changes for those financial liabilities where fair value measurements are estimated utilizing Level 3 inputs, which consist of obligations in connection with acquisitions:

	Nine months ended	Year ended
	September 30, 2017	December 31, 2016
	(U.S. $ in thousands)
Fair value at the beginning of the period	$2,619	$6,991
Settlements	(3,997)	(3,500)
Change in fair value recognized in earnings	1,378	(872)
Fair value at the end of the period	$-	$2,619

The Company’s obligations in connection with acquisitions were estimated utilizing Level 3 inputs, were related to the deferred payments for the Company’s acquisition of Solid Concepts Inc. (the “Solid Concepts transaction”). As part of the Solid Concepts transaction, which was completed in July 2014, the Company was obligated to pay additional deferred payments in three separate annual installments after the Solid Concepts transaction date (“deferred payments”). Subject to certain requirements for cash payments, the Company retained the discretion to settle the deferred payments in its shares, cash or any combination of the two. The deferred payments were also subject to certain adjustments based on the Company’s share price. During the third quarter of 2017, the Company issued 149,327 ordinary shares valued at $3.5 million and paid cash of $0.5 million to settle the third annual installment of the deferred payments.

The deferred payments were classified as liabilities and were measured at fair value in the Company’s consolidated balance sheets. The fair value of the deferred payments was determined based on the closing market price of the Company’s ordinary shares on the Solid Concepts transaction date, adjusted to reflect a discount for lack of marketability for the applicable periods. The discount for lack of marketability was calculated based on the historical volatility of the Company’s share price and thus represents a Level 3 measurement within the fair value hierarchy. The fair-value revaluations of the deferred payments are presented under change in fair value of obligations in connection with acquisitions in the Company’s consolidated statements of operations and comprehensive loss.

Note 7. Derivative instruments and hedging activities

As the Company conducts its operations globally, it is exposed to global market risks and to the risk that its earnings, cash flows and equity could be adversely impacted by fluctuations in foreign currency exchange rates. The Company enters into transactions involving foreign currency exchange derivative financial instruments. The Company manages its foreign currency exposures on a consolidated basis, which allows the Company to net exposures and take advantage of any natural hedging. The transactions are designed to manage the Company’s net exposure to foreign currency exchange rates and to reduce the volatility of earnings and cash flows associated with changes in foreign currency exchange rates. The Company does not enter into derivative transactions for trading purposes.

The Company is primarily exposed to foreign exchange risk with respect to recognized assets and liabilities and forecasted transactions denominated in the New Israeli Shekel (“NIS”), the Euro and the Japanese Yen. The gains and losses on the hedging instruments partially offset losses and gains on the hedged items. Financial markets and currency volatility may limit the Company’s ability to hedge these exposures.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

The following table summarizes the condensed consolidated balance sheets classification and fair values of the Company’s derivative instruments:

		Fair Value		Notional Amount
		September 30,	December 31,	September 30,	December 31,
	Balance sheet location	2017	2016	2017	2016
		U.S. $ in thousands
Assets derivatives-Foreign exchange contracts, not designated as hedging instruments	Other current assets	$177	$1,440	$19,029	$39,982
Assets derivatives-Foreign exchange contracts, designated as cash flow hedge	Other current assets	75	37	11,889	8,348
Liability derivatives-Foreign exchange contracts, not designated as hedging instruments	Accrued expenses and other current liabilities	(948)	(48)	57,572	13,273
Liability derivatives-Foreign exchange contracts, designated as hedging instruments	Accrued expenses and other current liabilities	-	(61)	-	7,534
		$(696)	$1,368	$88,490	$69,137

As of September 30, 2017, the notional amounts of the Company’s outstanding exchange forward contracts, not designated as hedging instruments, were $76.6 million and were used to reduce foreign currency exposures of the local currencies in the markets in which we operate, primarily the Euro, New Israeli Shekel (the “NIS”), Japanese Yen, Korean Won and Chinese Yuan. With respect to such derivatives, loss of $1.4 million and gain of $0.1 million were recognized under financial income (expense), net for the three-month periods ended September 30, 2017 and 2016, respectively, and losses of $4.1 million and $2.3 million were recognized under financial income, net for the nine-month periods ended September 30, 2017 and 2016, respectively. Such losses and gains partially offset the revaluation changes of foreign currencies the balance sheet items, which are also recognized under financial income (expense), net.

As of September 30, 2017, the Company had in effect foreign exchange forward contracts, designated as cash flow hedge for accounting purposes, for the conversion of $11.9 million into NIS. The Company uses short-term cash flow hedge contracts to reduce its exposure to variability in expected future cash flows resulting mainly from payroll costs denominated in NIS. The changes in fair value of those contracts are included in the Company’s accumulated other comprehensive loss. These contracts mature through February 2018.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 8. Equity

a. Stock-based compensation plans

Stock-based compensation expenses for equity-classified stock options and RSUs were allocated as follows:

	Three Months Ended		Nine Months Ended
	September 30,		September 30,
	2017	2016	2017	2016
	U.S. $ in thousands
Cost of sales	$642	$680	$2,084	$2,131
Research and development, net	905	1,103	2,843	3,819
Selling, general and administrative	3,351	3,001	9,206	9,936
Total stock-based compensation expenses	$4,898	$4,784	$14,133	$15,886

A summary of the Company’s stock option activity for the nine months ended September 30, 2017 is as follows:

		Weighted Average
	Number of Options	Exercise Price
Options outstanding as of January 1, 2017	2,615,461	$37.21
Granted	2,038,698	20.53
Exercised	(196,003)	13.43
Forfeited	(630,962)	38.40
Options outstanding as of September 30, 2017	3,827,194	$29.35
Options exercisable as of September 30, 2017	1,457,880	$39.17

The outstanding options generally have a term of ten years from the grant date. Options granted become exercisable over the vesting period, which is normally a four-year period beginning on the grant date, subject to the employee’s continuous service to the Company.

The fair value of stock options is determined using the Black-Scholes model. The weighted-average grant date fair value of options that were granted during the nine-month period ended September 30, 2017 was $11.1 per option.

During the nine-month periods ended September 30, 2017 and 2016, the Company issued 196,003 shares and 102,511 shares, respectively, upon the exercise of stock options. This resulted in an increase in equity of $2.6 million and $0.8 million for the nine-month periods ended September 30, 2017 and 2016, respectively.

As of September 30, 2017, the unrecognized compensation cost of $24.8 million related to all unvested, equity-classified stock options is expected to be recognized as an expense over a weighted-average period of 3.0 years.

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

A summary of the Company’s RSUs activity for the nine months ended September 30, 2017 is as follows:

		Weighted Average
	Number of RSUs	Grant Date Fair Value
Unvested RSUs outstanding as of January 1, 2017	267,756	$81.35
Granted	267,014	20.12
Forfeited	(111,299)	75.54
Vested	(80,233)	55.22
Unvested RSUs outstanding as of September 30, 2017	343,238	$41.71

The fair value of RSUs is determined based on the quoted price of the Company’s ordinary shares on the date of the grant.

As of September 30, 2017, the unrecognized compensation cost of $8.6 million related to all unvested, equity-classified RSUs is expected to be recognized as expense over a weighted-average period of 2.9 years.

b. Accumulated other comprehensive loss

The following tables present the changes in the components of accumulated other comprehensive income (loss), net of taxes, for the nine months ended September 30, 2017 and 2016, respectively:

	Nine months ended September 30, 2017
	Net unrealized gain	Foreign currency
	(loss) on cash flow	translation
	hedges	adjustments	Total
	U.S. $ in thousands
Balance as of January 1, 2017	$(24)	$(13,455)	$(13,479)
Other comprehensive income before reclassifications	994	5,103	6,097
Amounts reclassified from accumulated other comprehensive loss	(894)	-	(894)
Other comprehensive income	100	5,103	5,203
Balance as of September 30, 2017	$76	$(8,352)	$(8,276)

	Nine months ended September 30, 2016
	Net unrealized gain	Foreign currency
	(loss) on cash flow	translation
	Hedges	adjustments	Total
	U.S. $ in thousands
Balance as of January 1, 2016	$(107)	$(10,667)	$(10,774)
Other comprehensive income (loss) before reclassifications	813	(324)	489
Amounts reclassified from accumulated other comprehensive loss	(385)	-	(385)
Other comprehensive income	428	(324)	104
Balance as of September 30, 2016	$321	$(10,991)	$(10,670)

STRATASYS LTD.
NOTES TO CONDENSED CONSOLIDATED FINANCIAL STATEMENTS (UNAUDITED)

Note 9. Contingencies

Claims Related to Company Equity

On March 4, 2013, five current or former minority shareholders (two of whom were former directors) of the Company filed two lawsuits against the Company in an Israeli central district court. The lawsuits demanded that the Company amend its capitalization table such that certain share issuances prior to the Stratasys-Objet merger to certain of Objet’s shareholders named as defendants would be cancelled, with a consequent issuance of additional shares to the plaintiffs to account for the subsequent dilution to which they have been subject. The lawsuits also named as defendants Elchanan Jaglom, Chairman of the Company’s board of directors, in one of the lawsuits, Ilan Levin, the Company’s Chief Executive Officer and director, various shareholders of the Company who were also shareholders of Objet, and David Reis, a director.

The Company filed its statements of defense in May 2013 denying the plaintiffs’ claims. In 2015, the court dismissed the lawsuit of one of the former directors due to lack of cause. In February 2017, the parties reached an agreement pursuant to which all claims were settled at no material cost to the Company. Notice of the settlement was provided and the suits were subsequently dismissed.

Securities Law Class Actions

On February 5, 2015, a lawsuit styled as a class action was commenced in the United States District Court for the District of Minnesota, naming the Company and certain of the Company’s officers as defendants. Similar actions were filed on February 9 and 20, 2015 in the Southern District of New York and the Eastern District of New York, respectively. The lawsuits allege violations of the Securities Exchange Act of 1934 in connection with allegedly false and misleading statements concerning the Company’s business and prospects. The plaintiffs seek damages and awards of reasonable costs and expenses, including attorneys’ fees.

On April 15, 2015, the cases were consolidated for all purposes, and on April 24, 2015, the Court entered an order appointing lead plaintiffs and approving their selection of lead counsel for the putative class. On July 1, 2015, lead plaintiffs filed their consolidated complaint. On August 31, 2015, the defendants moved to dismiss the consolidated complaint for failure to state a claim. The Court heard the motion on December 11, 2015. On June 30, 2016, the Court granted defendants’ motion to dismiss with prejudice and entered judgment in favor of defendants. On July 29, 2016, lead plaintiffs filed a notice of appeal to the United States Court of Appeals for the Eighth Circuit from the Court’s judgment. On September 22, 2016, lead plaintiffs filed the opening initial brief in support of their appeal. On October 24, 2016, defendants filed their answering brief to the appeal. On November 18, 2016, lead plaintiffs filed their reply brief in support of the appeal. Oral arguments for appeal were held on March 9, 2017. On July 25, 2017, the Eighth Circuit entered an order and judgment affirming the Court’s dismissal with prejudice.

The Company is a party to various other legal proceedings, the outcome of which, in the opinion of management, will not have a significant adverse effect on the financial position or profitability of the Company.